FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:   **Name and Address of Company**

Cardiome Pharma Corp. ("**Cardiome**" or the "**Corporation**")
6190 Agronomy Rd, Suite 405
Vancouver, BC   V6T 1Z3

Item 2:   **Date of Material Change**

May 20, 2014

Item 3:   **News Release**

May 20, 2014 – Vancouver, Canada.

Item 4:   **Summary of Material Change**

Cardiome today announced that an agreement with AOP Orphan Pharmaceuticals AG, headquartered in Vienna, Austria, to commercialize AGGRASTAT® (tirofiban HCl) in selected European markets was executed. AOP Orphan will be responsible for the commercialization of AGGRASTAT in the AOP Orphan countries. Under terms of the agreement, AOP Orphan has agreed to specific annual commercial goals for AGGRASTAT. Financial details of the agreement were not disclosed.

Item 5:   **Full Description of Material Change**

5.1   **Full Description of Material Change**

See attached press release.

5.2   **Disclosure for Restructuring Transactions**

Not applicable.

Item 6:   **Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable.

Item 7:   **Omitted Information**

Not applicable.

Item 8:   **Executive Officer**

Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905

Item 9:   **Date of Report**

May 22, 2014.



CARDIOME PHARMA CORP.

6190 Agronomy Road, Suite 405
Vancouver, B.C.
V6T 1Z3

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES COMMERCIALIZATION PARTNERSHIP FOR AGGRASTAT® IN SELECT EUROPEAN MARKETS

Vancouver, Canada, May 20, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME/TSX: COM) today announced an agreement with AOP Orphan Pharmaceuticals AG, headquartered in Vienna, Austria, to commercialize AGGRASTAT® (tirofiban HCl) in selected European markets. AOP Orphan will be responsible for the commercialization of AGGRASTAT in the AOP Orphan countries. Under terms of the agreement, AOP Orphan has agreed to specific annual commercial goals for AGGRASTAT. Financial details of the agreement were not disclosed.

"We are pleased to expand our relationship with AOP Orphan to include AGGRASTAT in addition to BRINAVESS," said Karim Lalji, Cardiome's Chief Commercial Officer. "AGGRASTAT is an excellent fit with AOP's established portfolio of cardiovascular products. We are looking forward to working with AOP to sell AGGRASTAT and to implement Cardiome's commercialization strategy for this product."

"We are excited to partner and work with Cardiome to commercialize AGGRASTAT, the second Cardiome product in our cardiovascular portfolio," said Rudolf Widmann, Ph.D., CEO of AOP Orphan. "We are looking forward to selling AGGRASTAT to our existing customer base and to developing new customer relationships which will be key to the future growth of our cardiovascular franchise."

Key AOP Orphan countries for AGGRASTAT include: Austria, Hungary, Switzerland, and other Eastern European states.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for the treatment of acute coronary syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About AOP Orphan Pharmaceuticals AG

AOP Orphan is a multinational Austrian company with a strong focus on clinical research, development and commercialization of medicines for rare and complex diseases. Supplying patients and medical specialists with such medications requires the provision of extended services. Big global companies encounter frequent problems in serving such market segments optimally, a fact reflected in the rapid growth of AOP Orphan as we provide individualized and customized services to meet and accommodate for the needs of physicians and patients. AOP Orphan provides its services across all Central Europe, Middle East & Asia. Currently AOP Orphan is concentrating on orphan and complex diseases in hematology/oncology, cardiology, pulmonology, intensive care medicine, neurology and psychiatry.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: (800)-330-9928
Email: ir@cardiome.com

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